Exhibit 21.1

Entity Name	Jurisdiction of Organization
RMG Networks Holding Corporation (f/k/a SCG Financial Acquisition Corp.)	Delaware
SCG Financial Merger I Corp.	Delaware
RMG Networks Holdings, Inc. (f/k/a Reach Media Group Holdings, Inc.)	Delaware
RMG Networks, Inc.	Delaware
RMG Media Networks, Inc.	Delaware
EMN Acquisition Corporation	Delaware
Executive Media Network, Inc.	New York
Corporate Image Media, Inc.	New York
Prophet Media, LLC	New York
RMG Enterprise Solutions Holdings Corporation (f/k/a Symon Holdings Corporation)	Delaware
RMG Enterprise Solutions, Inc. (f/k/a Symon Communications, Inc.)	Delaware
Symon LV, LLC	Nevada
RMG EMEA Holdings Limited (f/k/a Symon Communications, Ltd.)	United Kingdom
RMG Networks Limited (f/k/a Symon Dacon Limited)	United Kingdom
RMG Media Networks Limited	United Kingdom
RMG Networks Brasil, Ltda.	Brasil